Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three	Six
	Months	Months
	Ended	Ended
	6/30/08	6/30/08
Income before income tax provision	$250.1	$470.0
Income recognized on less than fifty percent owned persons	(1.8)	(0.4)
Minority interest in the income of subsidiary with fixed charges	—	—

	$248.3	$469.6

Fixed Charges:
Interest expense	$3.5	$7.3
Portion of rents deemed to be interest	1.7	3.3
Capitalized interest	5.9	11.6
Amortization of debt expense	0.2	0.4

Fixed Charges excluding capitalized interest	$11.3	$22.6
Earnings adjustments:
Capitalized interest	$(5.9)	$(11.6)

Earnings, as adjusted	$253.7	$480.6

Ratio of earnings to fixed charges	22.5	21.3

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